Exhibit 99.4

Algonquin Power & Utilities Corp. Announces Final Regulatory Approval of Acquisition of Midwest Natural Gas Distribution Utility Assets

OAKVILLE, ON, June 29, 2012 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) is pleased to announce that Liberty Utilities, APUC’s regulated distribution utility, has received all federal and state regulatory approvals required to complete its acquisition of the regulated natural gas distribution utility assets located in Illinois, Iowa and Missouri. The acquisition was originally announced in May 2011.

The regulated natural gas distribution utilities provide natural gas service to approximately 84,000 customers, with 57,000 in Missouri, 23,000 in Illinois and 4,000 customers in Iowa.

Closing of the acquisition is expected to occur on or about August 1, 2012. Total consideration for the transaction, originally estimated at U.S. $124 million, represents a multiple of regulatory assets of 1.106x. The final purchase price is subject to closing adjustments including final determination of net regulatory assets acquired on the date of closing.

APUC plans to finance the transaction in part with $45 million in proceeds from subscription receipts previously committed to by Emera Inc., and from a portion of the proceeds from a U.S. $225 million private placement debt financing previously announced by Liberty Utilities on May 30, 2012.

“The acquisition of these well maintained, high quality utility assets is another step towards our goal of expanding our presence in the North American regulated utilities market,” commented Ian Robertson, Chief Executive Officer of APUC. “Missouri and Illinois are States with which we are familiar, through our existing utility businesses, and this transaction provides an opportunity for Liberty Utilities to expand the delivery of high quality, local and responsive service while creating synergies with its existing utilities.”

About Algonquin Power & Utilities Corp.

Through its distinct operating subsidiaries, APUC owns and operates a diversified portfolio of $1.2 billion of clean renewable electric generation and sustainable utility distribution businesses in North America. Liberty Utilities Co., APUC’s regulated distribution utility business, provides regulated water and electric utility services to more than 120,000 customers with a portfolio of 22 water and electric utility systems. Pursuant to previously announced agreements, Liberty Utilities Co. is committed to acquiring Granite State Electric Company, a New Hampshire electric distribution company, EnergyNorth Natural Gas Inc., a regulated natural gas distribution utility and certain regulated natural gas distribution assets in Missouri, Illinois and Iowa, which together serve approximately 213,000 customers. Algonquin Power Co. (APCo), APUC’s electric generation subsidiary, includes 42 renewable energy facilities and 12 thermal energy facilities representing more than 460 MW of installed capacity. APCo will be expanding its wind generating footprint into the United States pursuant to a previously announced agreement to acquire 245 MW of wind generating facilities across four States. APUC and its operating subsidiaries deliver continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. APUC’s common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN and AQN.DB.B. Visit Algonquin Power & Utilities Corp. at www.AlgonquinPowerandUtilities.com.

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of APUC’s most recent annual report and quarterly report, and APUC’s Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

%SEDAR: 00014832E

For further information:

Algonquin Power & Utilities Corp.

Kelly Castledine

Investor Relations

(905) 465-4500

CO: Algonquin Power & Utilities Corp.

CNW 17:40e 29-JUN-12